AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 2007

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Community West Bancshares
                            -------------------------
                                (Name of Issuer)

                           Common Stock - No Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   204157-10-1
                                   -----------
                                 (CUSIP Number)

                                 Peter D. Wimmer
           600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042
                                 (314) 592-5000
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 22, 2007
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  204157-10-1

1.    NAME OF REPORTING PERSONS

            Investors of America, Limited Partnership
            IRS Identification No. of above

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) (X)

                                                          (b) ( )

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)

      OO -Investment Funds of Reporting Limited Partnership

5.    CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS
            2(d) or 2(e)                                     ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada

                                          7.   SOLE VOTING POWER
NUMBER OF SHARES                                     568,696
BENEFICIALLY OWNED
BY EACH REPORTING                         8.   SHARED VOTING POWER
PERSON WITH                                             0

                                          9.   SOLE DISPOSITIVE POWER
                                                     568,696

                                          10.  SHARED DISPOSITIVE POWER
                                                        0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            568,696

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.7%

14.   TYPE OF REPORTING PERSON (See Instructions)
            PN

CUSIP NO.  204157-10-1

1.    NAME OF REPORTING PERSONS

            First Banks, Inc.
            IRS Identification No. of above

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) (X)

                                                          (b) ( )

3.    SEC USE ONLY


4.    SOURCE OF FUNDS (See Instructions)

      WC

5.    CHECK  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS  REQUIRED PURSUANT  TO ITEMS
            2(d) or 2(e)                                       ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Missouri

                                         7.    SOLE VOTING POWER
NUMBER OF SHARES                                     813,476
BENEFICIALLY OWNED
BY EACH REPORTING                        8.    SHARED VOTING POWER
PERSON WITH                                             0

                                         9.    SOLE DISPOSITIVE POWER
                                                     813,476

                                         10.   SHARED DISPOSITIVE POWER
                                                        0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            813,476

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.9%

14.   TYPE OF REPORTING PERSON (See Instructions)
            HC / CO

Item 1. Security and Issuer

The statement of Schedule 13D filed by the reporting persons on July 20, 2006, as amended on December 11, 2006 and March 8, 2007, to report ownership of shares of the Common Stock, no par value (the "Common Stock"), issued by Community West Bancshares ("Community") with principal executive offices located at 445 Pine Avenue, Goleta, California 93117, is hereby amended. Except as specifically set forth herein, and as amended on December 11, 2006 and March 8, 2007, the
Schedule 13D remains  unmodified.

Item 2. Identity and Background

There are nochanges with  respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 of the cover sheets regarding the source of funds. This Schedule is being filed to report the purchase of Common Stock in the amounts and for the prices described in Item 5(c).

Item 4. Purpose of Transaction

There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors of America, Limited Partnership ("Investors") and First Banks, Inc. ("First Banks") is based upon 5,852,185 shares outstanding as reported in Community's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on May 14, 2007. As of the close of business on May 28, 2007, Investors beneficially owned 568,696, or approximately 9.7% of such number of shares of Common Stock, and First Banks owned 813,476 shares, or approximately 13.9%.

(b) Investors has the sole power to vote and dispose of all shares attributable to it, and First Banks has the sole power to vote and dispose of all shares attributable to it.

(c) Investors has not effected any purchases of Common Stock during the past 60 days. First Banks effected the following purchases of Common Stock during the past 60 days:

Identity of Purchaser  Date of Purchase     Number of Shares   Price Per Share
---------------------  ----------------     ----------------   ---------------

First Banks, Inc.       March 30, 2007           14,000            $15.75
                        May 1, 2007               5,000            $15.75
                        May 9, 2007               7,000            $15.75
                        May 11, 2007              7,500            $15.75
                        May 22, 2007             14,000            $15.75

All such shares were purchased through a broker/dealer.

(d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            INVESTORS OF AMERICA,
                            LIMITED PARTNERSHIP


                            By: /s/ James F. Dierberg
                               -------------------------------------------------
                                    James F. Dierberg
                                    President of First Securities America, Inc.,
                                    General Partner


                            FIRST BANKS, INC.


                            By: /s/ Lisa K. Vansickle
                               -------------------------------------------------
                                    Lisa K. Vansickle
                                    Senior Vice President and
                                    Chief Financial Officer


Date: May 29, 2007